                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                LIVEPERSON, INC.

                                (NAME OF ISSUER)

                           Common Stock $.001 par value

                         (TITLE OF CLASS OF SECURITIES)


                                    538146101

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                              153 East 53rd Street
                            New York, New York 10022
                                212-521-0975


			      Arthur T. Williams, III
                              2518 Reynolds Drive
                             Winston-Salem, NC 27104
                                 336-748-0220

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  November 11, 2002


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 9 pages)

CUSIP No. 538146101                  13D                  Page 2 of 9 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,836,531
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     1,815,231
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,836,531

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.4%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 9 Pages)

CUSIP No. 538146101                  13D                  Page 3 of 9 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin
     IRS No. 13-4082842
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,836,531
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      12,400
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,836,531

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.4%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

			  (Page 3 of 9 Pages)

CUSIP No. 538146101                  13D                  Page 4 of 9 Pages


------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Arthur T. Williams, III
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,836,531
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      8,900
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,836,531

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.4%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

			  (Page 4 of 9 Pages)

CUSIP No. 538146101                  13D                    Page 5 of 9 Pages



ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

            Liveperson, Inc. (the "Company" or the "Issuer")
            462 SEVENTH AVENUE, 21ST FLOOR
	    NEW YORK, NEW YORK 10018


ITEM 2 IDENTITY AND BACKGROUND


	a. The persons filing this statement are Hummingbird Management, LLC (" Hummingbird"), Paul D. Sonkin, and Arthur T. Williams, III ("Williams"), collectively referred to together as "Reporting Persons."

        b. Hummingbird Management, LLC (f/k/a Morningside Value Investors,
LLC), is a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended
("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin.
Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022 and whose principal business is investing in securities inorder to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 153 East 53rd Street, 55th Floor, New York,
New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

	c. Williams is a private investor who provides consulting services to Hummingbird.

         During the past five years Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

			  (Page 5 of 9 Pages)

CUSIP No. 538146101                  13D                   Page 6 of 9 Pages

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 11, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $735,766 and $362,481, respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $5,407 in Shares of the issuer using Personal Funds. Williams has invested approximately $6,293 in Shares of the Issuer using Personal Funds.

ITEM 4 PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, the Reporting Persons may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following:
the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws.
The Reporting Persons intend to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Persons, the Reporting
Persons may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 1,836,531, or 5.4% of the Common Stock of the Issuer, based upon 34,020,881 shares outstanding as of August 9, 2002, as reported on the latest 10-Q of the Issuer.

	(b) Hummingbird has shared voting power over 1,836,531 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 1,815,231 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,815,231 Shares of the Issuer. Hummingbird disclaimsany economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 6 of 9 Pages)

CUSIP No. 538146101                  13D                   Page 7 of 9 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,815,231 Shares of the Issuer Mr. Sonkin disclaims any economic interest or beneficial ownership of these Shares.

           Mr. Sonkin is also the owner of 12,400 Shares and has sole dispositive power over 12,400 Shares. He has shared voting power over 1,836,531 Shares.

	   Williams has shared voting power over 1,836,531 Shares and sole dispositive power over 8,900 Shares.

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
9/13/02		open market purchase		60,000		0.4605
9/18/02		open market purchase		1,200		0.53
9/23/02		open market purchase		6,900		0.4965
9/25/02		open market purchase		1,700		0.51
11/11/02	open market purchase		97,000		0.6


               Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
9/13/02		open market purchase		24,800		0.4605
11/1/02		open market sale		1,500		0.67
11/11/02	open market purchase		100,000		0.6


			  (Page 7 of 9 Pages)

CUSIP No. 538146101                  13D                   Page 8 of 9 Pages




         (d)      Inapplicable.

         (e)      Inapplicable.




ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 7 regarding Joint Filing Agreement

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

	Exhibit A   Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 12, 2002

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

Dated: November 12, 2002

By: /s/ Arthur T. Williams, III
   ------------------------------

			  (Page 8 of 9 Pages)

CUSIP No. 538146101                  13D                     Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     The undersigned acknowledge and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalfof each of the undersigned without the necessity of filing additional jointfiling agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is not accurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the foregoing statement on Schedule 13D.s


Dated: November 12, 2002


HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

Dated: November 12, 2002

By: /s/ Arthur T. Williams, III
    ----------------------------